FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  07 December 2004


                         Commission File Number 000-02404





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding  Update on ADS Programme dated 07 December 2004





                                                                 7 DECEMBER 2004

                           BALTIMORE TECHNOLOGIES PLC
                  (Ticker: Reuters BLM.L or Bloomberg: BLM LN)

                         ("Baltimore" or the "Company")

                   AMENDMENT AND TERMINATION OF ADS PROGRAMME

Baltimore announces that it has been informed by JPMorgan Chase Bank, the depositary for the Company's American Depositary Share ("ADS") program, that the ADS program will be amended and terminated pursuant to the notice of termination that the Company provided to the depositary, as set out in a circular posted to shareholders on 1 December 2004, with effect from 3 January 2005. Accordingly, the last day for exchanging ADSs for the Company's underlying ordinary shares will be 2 February 2005, and, subject to shareholder approval, the cancellation of the listing of the Company's ordinary shares on the Official List of the UK Listing Authority and the trading of such shares on the London Stock Exchange's market for listed securities is expected to become effective on 14 February 2005. The circular is available on Baltimore's website at www.baltimore.com


                                   ---ENDS---

Enquiries:

Bishopsgate Communications Ltd.                              Tel: 020 7430 1600
Maxine Barnes
Dominic Barretto
Email: maxine@bishopsgatecommunications.com




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director




Date: 07 December 2004